                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ____)*





                            Bristol Hotels & Resorts
                            ------------------------
                                (Name of Issuer)






                      Common Stock $.01 par value per share
                      -------------------------------------
                         (Title of Class of Securities)







                                  110041 10 0
                                  -----------
                                 (CUSIP Number)






                                Lynn Marie Lucier
             14295 Midway Road, Dallas, Texas 75244, (972) 391-3910
             ------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)







                                  July 27, 1998
                                  -------------
             (Date of Event Which Requires Filing of This Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 110041100                                         Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - United/Harvey Holdings, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 75-2567649
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          7,029,839
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    7,029,839
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,029,839
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 110041100                                         Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - Hampstead Genpar, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 75-2529929
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          7,029,839
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    7,029,839
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,029,839
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 110041100                                         Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - HH Genpar Partners

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 75-2462315
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          7,029,839
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    7,029,839
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,029,839
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 110041100                                         Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - Hampstead Associates, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 75-2257159
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          7,029,839
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    7,029,839
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,029,839
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 110041100                                         Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - RAW Genpar, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 75-2462326
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          7,029,839
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    7,029,839
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,029,839
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 110041100                                         Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - InMed, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 75-2295584
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          7,029,839
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    7,029,839
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,029,839
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 110041100                                         Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - Donald J. McNamara

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          7,029,839
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    7,029,839
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,029,839
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 110041100                                         Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - Robert A. Whitman

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          7,029,839
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    7,029,839
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,029,839
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 110041100                                         Page __ of __ Pages

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON - Daniel A. Decker

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO (See Item 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
   EACH
 REPORTING          7,029,839
  PERSON       -----------------------------------------------------------------
   WITH         9.  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    7,029,839
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,029,839
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                             Page ____ of ____ Pages

Item 1.  Security and Issuer.

                  The name of the issuer is Bristol Hotels & Resorts (the "Issuer"). The Issuer is organized under the laws of the State of Delaware and its principal executive offices are located at 14295 Midway Road, Suite 300, Dallas, Texas 75244. The class of equity securities to which this statement relates are shares of the common stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2.  Identity and Background.

                  (a) This statement is being filed by (i) United/Harvey Holdings, L.P., a Delaware limited partnership ("Holdings"); (ii) Hampstead Genpar, L.P., a Delaware limited partnership ("Hampstead");
         (iii) HH Genpar Partners, a Texas general partnership ("HH Genpar");
         (iv) Hampstead Associates, Inc., a Texas corporation ("Associates");
         (v) RAW Genpar, Inc., a Texas corporation ("RAW Genpar"); (vi) InMed, Inc., a Texas corporation ("InMed"); (vii) Donald J. McNamara; (viii) Robert A. Whitman; and (ix) Daniel A. Decker. Each of Messrs. McNamara, Whitman and Decker is a United States citizen. Holdings, Hampstead, HH Genpar, Associates, RAW Genpar, InMed and Messrs. McNamara, Whitman and Decker are referred to herein collectively as the "Reporting Persons." In addition to Messrs. McNamara, Whitman and Decker, Richard M. FitzPatrick, Philip S. Migicovsky, Kurt C. Read, Mark A. McCammon and Kym Irvin are, or may be considered for purposes of the Securities and Exchange Commission (the "Commission") to be, "executive officers" of Associates (collectively, the "Other Executive Officers"). Other than Mr. Whitman, there are no other executive officers or directors of RAW Genpar. Other than Mr. Decker, there are no other executive officers or directors of InMed.

                  (b) The business address of each of the Reporting Persons and the Other Executive Officers is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

                  (c) The principal business of Holdings is to hold, for investment purposes only, shares of Common Stock. Holdings was formed by entities controlled by Messrs. McNamara, Whitman and Decker, whose present principal occupation involves serving as principals in and executive officers of a variety of affiliated

                             Page ____ of ____ Pages


         companies which engage in a number of investment activities, including holding shares of Common Stock. The principal business of the other Reporting Persons is to effectuate and implement the investment activities of Messrs. McNamara, Whitman and Decker, including, with respect to Holdings, serving as the direct and indirect general partners of Holdings. The present principal occupation of the Other Executive Officers is to serve as employees and executive officers of various Reporting Persons and their affiliated companies. Messrs. Whitman and Read are also directors of the Issuer.

                  (d) In the past five years, none of the Reporting Persons or the Other Executive Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) In the past five years, none of the Reporting Persons or the Other Executive Officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The place of organization for Holdings and Hampstead is Delaware. The place of organization for HH Genpar, Associates, RAW Genpar and InMed is Texas. The place of citizenship of Messrs. McNamara, Whitman and Decker and each of the Other Executive Officers is the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The Reporting Persons beneficially acquired the shares of Common Stock reported hereunder on July 27, 1998 pursuant to the spin-off (the "Spin Off") of all of the shares of the Issuer's Common Stock by Bristol Hotel Company ("Bristol"). The Issuer was a wholly-owned direct subsidiary of Bristol prior to the Spin Off. The Spin Off was effected in connection with the merger (the "Merger") of Bristol with

                             Page ____ of ____ Pages


         and into FelCor Suite Hotels, Inc. The Spin Off and the Merger are described in more detail in that certain Registration Statement on Form 10 (the "Registration Statement"), as amended, filed by the Issuer with the Commission on June 19, 1998 (SEC File No. 001-14047). The Registration Statement is attached hereto as Exhibit 2. In the Spin Off, each shareholder of Bristol received one share of Common Stock for every two shares of the common stock of Bristol owned by such shareholder at the time the Spin Off occurred. Bristol was, at the time of the Spin Off, a reporting company under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and the Reporting Persons had previously filed with the Commission on February 14, 1996 a
         Schedule 13G under the Exchange Act to report their respective ownership of shares of the common stock of Bristol. This Schedule 13D reflects the Reporting Persons ownership of the shares of the Common Stock that the Reporting Persons received as a result of the consummation of the Spin Off.

Item 4.  Purpose of Transaction.

                  As noted above, the Reporting Persons acquired their beneficial ownership of the shares of Common Stock of the Issuer in connection with the Spin Off. The Reporting Persons currently hold such shares for investment purposes. None of the Reporting Persons currently has any plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

                             Page ____ of ____ Pages


Item 5.  Interest in Securities of the Issuer.

                  Holdings is the record holder of the shares of Common Stock beneficially held by the Reporting Persons. Hampstead is the general partner of Holdings; HH Genpar is the general partner of Hampstead; Associates, RAW Genpar and InMed are each general partners of HH Genpar; and Mr. McNamara is the sole shareholder and sole director of Associates, Mr. Whitman is the sole shareholder and sole director of RAW Genpar and Mr. Decker is the sole shareholder and sole director of InMed. As a result of the relationships described above, each of the Reporting Persons shares the power to vote and dispose of all of the shares of Common Stock held by the Reporting Persons and are, accordingly, each deemed to be a beneficial owner of all of the shares held of record by Holdings.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  In connection with the Spin Off, the Issuer granted Holdings demand registration rights for offerings of at least $5 million in equity securities of the Issuer and piggyback registration rights under certain circumstances. The Issuer also agreed to pay the expenses of Holdings related to such registrations, other than underwriting commissions, and to indemnify Holdings for any securities law liabilities resulting from such sales on terms that are customary for agreements of this type.

                  Holdings has the right, in connection with any offering of equity securities of the Issuer in excess of $10 million, to purchase on the same terms as such offering a sufficient number of shares of Issuer Common Stock to maintain its respective percentage ownership of Issuer Common Stock immediately prior to such offering. This right does not apply if such acquisition would violate rules which prohibit a stockholder from owning 10% or more of the outstanding shares of a REIT and a related tenant at the same time. This right will expire as to Holdings if Holdings does not exercise such right three times or if Holdings owns less than 25% of its initial ownership of Common Stock of the Issuer received in the Spin Off, after taking into consideration the redemption by Issuer in connection with the Spin Off of certain shares of Common Stock held by a party unrelated to Holdings.

                  Holdings is entitled to nominate one director for election to serve on the Board of Directors of the Issuer for so long as it owns at least 25% of the Common Stock of the Issuer it owned at the time of the Spin Off, after taking into consideration the Issuer's redemption in connection with the Spin Off of certain shares of Common Stock held by a party unrelated to Holdings. Holdings and such party have agreed to vote for the other's designee for so long as they both own at least 25% of their initial shares.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit 1   Powers of Attorney

                  Exhibit 2 Registration Statement on Form 10 (Incorporated herein by reference to the Registration Statement on Form 10, as amended, filed by the Issuer with the Commission on June 19, 1998, SEC File No. 001-14047) ("Form 10").

                  Exhibit 3 Registration Rights Agreement among the Issuer, Bass America Inc., Holiday Corporation and Holdings (incorporated herein by reference to Exhibit 4.1 to the Form 10).

                  Exhibit 4 Stockholders' Agreement among the Issuer, Holiday Corporation, Bass America Inc., Bass plc and Holdings (incorporated herein by reference to Exhibit 4.2 to the Form 10).

                             Page ____ of ____ Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Date:    August 4, 1998         UNITED/HARVEY HOLDINGS, L.P.

                                By:  Hampstead Genpar, L.P.
                                     Its General Partner


                                     By:  HH Genpar Partners
                                          Its General Partner


                                          By:  Hampstead Associates, Inc.
                                               Its Managing General Partner


                                               By: /s/ DANIEL A. DECKER
                                                   ---------------------------
                                                     Daniel A. Decker
                                                     Executive Vice President


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of United/Harvey Holdings, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A Whitman and Daniel A. Decker.

Date:    August 4, 1998         HAMPSTEAD GENPAR, L.P.

                                By:  HH Genpar Partners
                                     Its General Partner


                                     By:  Hampstead Associates, Inc.
                                          Its Managing General Partner


                                          By: /s/ DANIEL A. DECKER
                                              ---------------------------
                                              Daniel A. Decker
                                              Executive Vice President

                            Page ____ of ____ Pages


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of United/Harvey Holdings, L.P., Hampstead Genpar, L.P., Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Date:    August 4, 1998         HH GENPAR PARTNERS

                                By:  Hampstead Associates, Inc.
                                     Its Managing General Partner


                                     By: /s/ DANIEL A. DECKER
                                         --------------------------
                                         Daniel A. Decker
                                         Executive Vice President


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of United/Harvey Holdings, L.P., Hampstead Genpar, L.P., HH Genpar Partners, RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Date:    August 4, 1998         HAMPSTEAD ASSOCIATES, INC.


                                By:   /s/ DANIEL A. DECKER
                                      --------------------------
                                      Daniel A. Decker
                                      Executive Vice President


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of United/Harvey Holdings, L.P., Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Date:    August 4, 1998         RAW GENPAR, INC.


                                By:  /s/ ROBERT A. WHITMAN
                                     --------------------------
                                     Robert A. Whitman
                                     President

                             Page ____ of ____ Pages


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of United/Harvey Holdings, L.P., Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., Donald
J. McNamara, Robert A. Whitman and Daniel A. Decker.


Date:    August 4, 1998         INMED, INC.


                                By:  /s/ DANIEL A. DECKER
                                     --------------------------
                                     Daniel A. Decker
                                     President


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of United/Harvey Holdings, L.P., Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Robert A. Whitman and Daniel A. Decker.


                                     /s/ DONALD J. MCNAMERA
Date:    August 4, 1998              --------------------------
                                     Donald J. McNamara


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of United/Harvey Holdings, L.P., Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara and Daniel A. Decker.


                                     /s/ ROBERT A. WHITMAN
Date:    August 4, 1998              --------------------------
                                     Robert A. Whitman

                             Page ____ of ____ Pages


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of United/Harvey Holdings, L.P., Hampstead Genpar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara and Robert A. Whitman.


                                     /s/ DANIEL A. DECKER
Date:    August 4, 1998              --------------------------
                                     Daniel A. Decker

                             Page ____ of ____ Pages


                     EXHIBIT                                            PAGE
Exhibit 1            Powers of Attorney

Exhibit 2            Registration Statement on Form 10
                     (Incorporated herein by reference to the Registration Statement on Form 10, as amended, filed by the Issuer with the Commission on June
                     19, 1998, SEC File No. 001-14047).

Exhibit 3            Registration Rights Agreement among the Issuer, Bass
                     America Inc., Holiday Corporation and Holdings
                     (incorporated herein by reference to Exhibit 4.1 to the Form 10).

Exhibit 4            Stockholders' Agreement among the Issuer, Holiday
                     Corporation, Bass America Inc., Bass plc and Holdings
                     (incorporated herein by reference to Exhibit 4.2 to the Form 10).
